November 29, 2007

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 40H
New York, NY 10016

   Re: Millennium India Acquisition Company Inc.
     Preliminary Proxy Statement on Schedule 14A
     Amended November 1, 2007
     File No. 1-32931
     Correspondence Dated November 6, 2007

Dear Mr. Cherian:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please note that the Division of Investment Management is reviewing your response letter dated October 31, 2007. Any further comments from the Division of Investment Management will be sent to you in a separate letter as soon as possible.

2. We note your response to our comment 1 issued in our letter dated October 2, 2007. Please be advised that we are still considering your response to the comment regarding Article FIFTH in your amended and restated certification of incorporation and we may have additional comments.

3. We note your response to our prior comment 5. Please revise the section

"Regulation of Millennium as an Investment Company" to address the information raised in your response. We note your statement that you will undertake to file Forms 8-K furnishing the quarterly and annual financial statements of SMC and SAM only if more than 25% of your net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date of receipt of the financial statements. You also note that you will file Forms 8-K furnishing any material information, agreements, transactions or financial information furnished to the company by SMC and SAM outside of the quarterly and annual financial statements only if more than 25% of your net assets consist of securities of SMC and SAM on any day during the 30 days prior to the receipt of the material information. Please consider including a separate risk factor discussing that if 25% or less of your net assets would consist of securities of SMC and SAM, you may not provide your shareholders the noted future material information, agreements, transactions, or financial information related to SMC and SAM that would affect the interests of your shareholders.

The Share Purchase Proposals and Option Proposals, page 4

4. Please revise to indicate the amount of GDRs that you expect to purchase if no shareholders exercise their conversion rights and if the maximum number of shareholders exercise their conversion rights assuming the current value of the Indian rupee against the U.S. dollar.

The Share Purchase Proposals and Option Proposals, page 26

Liquidation if no Business Combination, page 38

5. We note your response to our prior comment 74. Please clarify in your proxy statement that you have not sought any waivers of claims from vendors and creditors.

The Charter Amendment Proposal, page 57

6. You state that "(y)our board of directors believes the proposed amendment is clarifying only." By "acquisition," a reasonable investor is likely to understand the term to mean your acquiring of a controlling interest in one or more target businesses. By inserting the phrase "interests in an" before "operating business," it appears to us that you maybe changing the scope of the term "business acquisition" in your charter in order to accommodate the proposed minority share purchases. Please clearly explain to investors that it is not certain that the proposed transaction would constitute a "business combination" as defined in your Certificate of Incorporation without the charter amendment.

7. Please disclose that Richards, Layton & Finger, P.A. has consented to use of the opinion in the document.

Projected Financial Results for the Combined SMC Group, page 95

8. Please expand your disclosures to provide additional information regarding the major assumptions underlying the projected financial results, and tell us why you believe that your basis of presentation is consistent with the requirements of Item 10(b) of Regulation S-K. In addition, please tell us why you believe that the forecasted results for the fiscal year ended March 31, 2008 are achievable. We note that you reported revenue of approximately $11.8 million and net income of approximately $5.2 million for the three months ended June 30, 2007 in your Form 8-K filed on August 2, 2007, with such amounts representing approximately 18% and 20% of the respective forecasted amounts. Please tell us whether the forecasted results assume the consummation of the proposed investment by Millennium, and if so, when the closing of the investment is assumed. Revise your disclosures as appropriate.

Beneficial Ownership of Millennium's Securities, page 116

9. We note your response to our prior comment 103. Please disclose in footnote 10 that Jeffrey Tannenbaum is the president of Fir Tree, Inc.

SMC Comtrade Limited Financial Statements, page F-82

10. Please revise to include the statements of cash flows for SMC Comtrade Limited for each of the three years ended March 31, 2007 pursuant to Item 17(a) of Form 20-F. We note that your auditor's reports appear to cover the statements of cash flows.

11. Please explain to us why you believe the audit reports issued by Rajendra Chauhan on pages F-92 and F-135 meet the requirements of Article 2 of Regulation S-X. There are a significant number of items, such as SMC's accounting policies, that appear to be issues that should have been concluded upon by management and disclosed as part of the financial statements but are instead annexed to the audit report.

12. Audit reports filed with the Commission must include a statement that the financial statements were audited in accordance with PCAOB Standards (issuers) and US GAAS (non-issuers). Please request that the firm of Rajendra Chauhan revise its reports on the financial statements of SMC Comtrade to state that its audits were performed in accordance with US GAAS.

13. We note the GAAP reconciliation is presented separately from the financial statements with a separate audit report. The GAAP reconciliation must be included in the notes to the financial statements and accordingly must be considered by the auditor when expressing an opinion on the financial statements taken as a whole. In most situations, the audit report need not refer specifically to the note containing the reconciliation, however, since you have corrected an error by including the reconciliation, it appears to us that the reconciliation should be included in a note to the original financial statements, the original audit report should be dual-dated or redated to reflect the addition of a significant note to the financial statements, and the separate audit report should be deleted. Please revise.

14. Please revise the GAAP reconciliation to also include a reconciliation of stockholders' equity for each year for which a balance sheet is presented.

15. The GAAP reconciliation should include notes for each reconciling item that explain the nature of the item as well as the particular difference between US and Indian GAAP. Please revise.

* * * * *

As appropriate, please amend your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer, Staff Accountant, at (202) 551-3237 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc.   Ira I. Roxland, Esq.
        Sonnenschein Nath & Rosenthal LLP
        Fax: (212) 768-6800